                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              Primus Guaranty, Ltd.
                        --------------------------------
                                (Name of Issuer)

                     Common Shares, par value $0.08per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    G72457107
                                ----------------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

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CUSIP No. G72457107

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     1        NAMES OF REPORTING PERSONS.
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Transamerica Life Insurance Company

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [ ]
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     3        SEC USE ONLY

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     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Iowa
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                                 5   SOLE VOTING POWER
                                                                   5,582,585(1)

   NUMBER OF SHARES             ------------------------------------------------
     BENEFICIALLY                6   SHARED VOTING POWER
    OWNED BY EACH                                                             0
       REPORTING
     PERSON WITH                ------------------------------------------------
                                 7   SOLE DISPOSITIVE POWER
                                                                   5,582,585(1)

                                ------------------------------------------------
                                 8   SHARED DISPOSITIVE POWER
                                                                              0
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     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,582,585(1)

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     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                            [ ]
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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              12.9% (based on 43,140,288 total shares outstanding as of
              November 5, 2005)

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     12       TYPE OF REPORTING PERSON

              CO
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-------------------

(1) Excludes 5,856 Deferred Shares issued to Thomas Hartlage, as a non-employee director of Primus Guaranty, Ltd. These Deferred Shares become payable upon completion of Mr. Hartlage's board service. Mr. Hartlage ceded beneficial ownership of such shares to Transamerica Life Insurance Company.

                                        2

ITEM 1.

                  (a) Name of Issuer: Primus Guaranty, Ltd.

                  (b) Address of Issuer's Principal Executive Offices:

                      Clarendon House
                      2 Church Street
                      Hamilton HM11, Bermuda

ITEM 2.

                  (a) Names of Persons Filing: Transamerica Life Insurance
                      Company

                  (b) Address of Principal Business Office or, if none,
Residence:

                      c/o Aegon USA Investment Management LLC
                      4333 Edgewood Road N.E.
                      Cedar Rapids, IA 52499-5335

                  (c) Citizenship: Iowa

                  (d) Title of Class of Securities: Common Shares, par value
                      $0.08 per share

                  (e) CUSIP Number: G72457107

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(B) OR
                  240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP

                  Provide the following information regarding the aggregate
                  number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount beneficially owned: 5,582,585(2)

                  (b) Percent of class: 12.9%

                  This figure is calculated based on 43,140,288 Common Shares issued and outstanding as of November 5, 2005 as reported in the Issuer's Form 10-Q for the quarter ended September 30,
                  2005, filed with the Securities and Exchange Commission (the
                  "SEC") on November 14, 2005.

                  (c) Number of shares as to which Transamerica has:

-----------------------

(2) Excludes 5,856 Deferred Shares issued to Thomas Hartlage, as a non-employee director of Primus Guaranty, Ltd. These Deferred Shares become payable upon completion of Mr. Hartlage's board service. Mr. Hartlage ceded beneficial ownership of such shares to Transamerica Life Insurance Company.

                                        3

                      (i)   Sole power to vote or direct the vote: 5,582,585(3)

                      (ii)  Shared power to vote or direct the vote: 0

                      (iii) Sole power to dispose or direct the disposition of:
                            5,582,5853

                      (iv)  Shared power to dispose or direct the disposition
                            of: 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                  HOLDING COMPANY

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

                  Not applicable

----------------------

(3) Excludes 5,856 Deferred Shares issued to Thomas Hartlage, as a non-employee director of Primus Guaranty, Ltd. These Deferred Shares become payable upon completion of Mr. Hartlage's board service. Mr. Hartlage ceded beneficial ownership of such shares to Transamerica Life Insurance Company.

                                        4

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

                                                  By: /s/ R. Michael Slaven
                                                      --------------------------
                                                      Name: R. Michael Slaven
                                                      Title: Vice President

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